VELOCITYHEALTH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS

Cash	$	40,494
Accounts receivable		10,000
Due from related party		10
Prepaid expenses		4,100
Right-of-Use Asset		26,006
Property and equipment, net of accumulated depreciation of $9,877		-
Total Assets	$	80,610

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	1,200
Commission payable		12,888
Lease liability		26,006
Due to stockholder		4,155
Total liabilities		44,249

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 10,000,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	105,433
Accumulated deficit	(69,082)
Total Stockholder's Equity	36,361

Total Liabilities and Stockholder's Equity	$	80,610